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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article posted on HP's internal web site.

TAKING A STAND
HACKBORN RESIGNS FROM HEWLETT FOUNDATION BOARD

Posted December 13, 2001

Dick Hackborn, board member of Hewlett-Packard and The Hewlett Foundation, has announced that he will immediately resign from The Hewlett Foundation Board of Directors. Hackborn took the action in response to Walter Hewlett's continued efforts to lead a proxy fight against HP's proposed merger with Compaq.

Hackborn served as a member of the Foundation's board of directors for six years.

"The Hewlett Foundation is one of the world's finest philanthropic organizations," Hackborn said. "Sadly, Walter Hewlett's decision to wage an ill-advised proxy fight opposing HP's merger with Compaq deeply conflicts with my and the HP board's belief that the merger represents the very best way to deliver the value and growth HP's shareowners, customers and employees deserve.

"We have a plan that will work -- a plan to ensure vibrant healthy business and therefore protect jobs," Hackborn continued. "I have seen no plan from the heirs. Their opposition does not address any of the issues or opportunities of this company. Our plan secures HP's future. Standing still does not serve shareowners or employees. Therefore, in good conscience, I believe I can no longer serve on both boards."

Hackborn will continue to serve on HP's board of directors.

Read the FULL PRESS RELEASE [below].


[PRESS RELEASE]
FOR IMMEDIATE RELEASE

Contact:  Andrew Cole
          (212) 687-8080

RICHARD A. HACKBORN RESIGNS FROM HEWLETT FOUNDATION BOARD

BOISE, ID, Dec. 13, 2001 -- Richard A. Hackborn, a director of Hewlett-Packard Company and The Hewlett Foundation, today announced that he will resign from The Hewlett Foundation's Board of Directors, effective immediately.

The Hewlett Foundation is a private foundation dedicated to promoting the well-being of mankind by supporting selected charitable activities in education, the environment, and family and community development, as well as organizations or institutions engaged in such activities.

Mr. Hackborn has served as a member of the Foundation's Board of Directors for 6 years. A 33-year executive of HP, Mr. Hackborn is credited with creating and leading HP's printing and imaging business. He has served on HP's Board of Directors since 1992, including serving as Chairman from November 1999 to November 2000.

"The Hewlett Foundation is one of the world's finest philanthropic organizations," said Hackborn. "Sadly, Walter Hewlett's decision to wage an ill-advised proxy fight opposing HP's merger with Compaq deeply conflicts with my and the HP Board's belief that the merger represents the very best way to deliver the value and growth HP's shareowners, customers, and employees deserve.

"We have a plan that will work -- a plan to ensure vibrant healthy businesses and therefore protect jobs," said Hackborn. "I have seen no plan from the heirs. Their opposition does not address any of the issues or opportunities of this company. Our plan secures HP's future. Standing still does not serve shareowners or employees. Therefore, in good conscience, I believe I can no longer serve on both boards."

Mr. Hackborn will continue to serve on HP's Board of Directors.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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